300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 21, 2020

VIA EDGAR

Irene Barberena-Meissner

Office of Energy and Transportation

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Merger Corp. Draft Registration Statement on Form S-1 Confidentially Submitted November 2, 2020 CIK No. 0001829797

Dear Ms. Barberena-Meissner:

On behalf of Pioneer Merger Corp (the “Company”), we are writing to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 27, 2020 with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to the numbered comments immediately below it.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement filed today. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Risk Factors: If we have not consummated an initial business combination within 24 months from the closing of this offering, page 41

1.	Staff’s Comment: We note that your amended and restated memorandum and articles of association will provide that you will have only 24 months from the closing of this offering to complete an initial business combination. We further note disclosure at page 26 and elsewhere in your prospectus that your sponsor, executive officers, directors and director nominees have agreed that they will not propose any amendment to your amended and restated memorandum and articles of association which includes changes to redemption rights if you do not complete your initial business combination within 24 months from the closing of this offering unless you provide your public shareholders with the opportunity to redeem their Class A ordinary shares upon approval of any such amendment. Please revise this risk factor to clarify that you may extend your time period to complete an initial business combination beyond 24 months from the closing of this offering.

Securities and Exchange Commission

Response: In response to the Staff’s comment, we have revised the caption and the text within the risk factor on page 41 of the Registration Statement to describe the possibility of an extension of the time period to complete the initial business combination beyond 24 months from the closing of this offering, if approved by holders of a majority of shares of the Company’s outstanding ordinary shares that are voted at a meeting to extend, voting as a single class.

Principal Shareholders, page 115

2.	Staff’s Comment: Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Pioneer Merger Sponsor LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: In response to the Staff’s comment, we have revised footnote (3) to the table of Principal Shareholders on page 115 of the Registration Statement to disclose Rick Gerson as the natural person who exercises investment control over the shares held by Pioneer Merger Sponsor LLC.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or the Registration Statement filed today, please contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Ryan Khoury

Pioneer Merger Corp.